PRESS RELEASE

For Immediate Release — Boston, Massachusetts — 13 November, 2002

     Fidelity Management & Research Company and Fidelity Management Trust Company, of 82 Devonshire Street, Boston, Massachusetts, USA, as well as Fidelity International Limited of 42 Crow Lane, Pembroke, Bermuda (hereinafter referred to as “Fidelity”) announce that certain funds for which Fidelity serves as investment adviser have purchased 260,300 shares of Boardwalk Equities Inc.’s outstanding common stock. Fidelity has control but not ownership of these shares. As a result of the purchase, Fidelity holds 5,995,200 (or 12.03%) of Boardwalk Equities Inc.’s outstanding common stock. Fidelity’s purchase of Boardwalk Equities Inc.’s outstanding common stock was executed on the New York Stock Exchange.

     Fidelity fund purchases have been made for investment purposes only and not with the purpose of influencing the control or direction of Boardwalk Equities Inc. The Fidelity funds may, subject to market conditions, make additional investments in or dispositions of securities of Boardwalk Equities Inc., including additional purchases of common stock. Fidelity does not, however, intend to acquire 20% of any class of the outstanding voting or equity securities of Boardwalk Equities Inc.

For all inquiries, please contact:	Kim Flood Vice President, External Communications Fidelity Investments Canada Ltd. (416) 217-7566